Mail Stop 3561

May 25, 2007

Irwin Pearl, President
Orion Diversified Technologies, Inc.
630 Shore Road, Suite 505
Long Beach, N.Y. 11561

>   **Re: Orion Diversified Technologies, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 25, 2007**
>   **File No. 0-4006**

Dear Mr. Pearl:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note your response to comment 1 in our letter dated November 30, 2006. We note that in your letter dated January 18, 2007, you state that under New Jersey law, stockholder approval is required for transactions in which the number of shares outstanding increases by more than 40%. We also note that in your letter dated January 18, 2007, you state that holders of two-thirds of the shares have approved the transaction; however, you appear to be including the 5,900,000 shares that were issued in November 2004. Please revise to state in your disclosure that the two-thirds of the shares that approved the transaction does not include the 5,900,000 shares

issued in the transaction, or tell us what support under state law you relied upon to issue the 5,900,000 shares in November 2004 without stockholder approval.

2. We note your response to our prior comments 18 and 19 which requests us to refer to your January 18, 2007 letter for the response. Your January 18, 2007 letter indicates that the shares of Ovale owned by Mr. and Mrs. Fabert cannot be voted to change the Board or management of Orion; however we were unable to locate such a provision in the Exchange agreement, as amended. Please advise. Absent explicit restrictions on the rights of these shares issued to Mr. and Mrs. Fabert, it appears that they should be considered for purposes of determining whether a change in control occurred has already occurred for Orion. In this regard, we note the inclusion of all 5,900,000 common shares as being issued in Orion's statement of stockholders' equity in the most recently filed Form 10-KSB/A.

Other Voting Information, page 6

3. We note that you intend to permit internet voting. Please note that the rules regarding internet availability of proxy materials are not available for business combination transactions, which would include reverse acquisitions. See Section II.D. of SEC Release 34-55146. Please revise or advise us.

Part 1: Securities Exchange with Ovale Shareholders, page 10

4. Please note that we do not view the transaction with Ovale as a reverse acquisition within the scope of SFAS 141 but rather as a recapitalization since Orion is a publicly traded shell corporation with no operations. Please revise all references to the transaction description as being a reverse acquisition and replace it with the appropriate description characterizing the transaction as a recapitalization of Ovale.

5. We note your response to our prior comment 5 to our letter dated November 30, 2006. We reissue, in part, our prior comment. Please revise your disclose to include the number of shares of Ovale that are being exchanged for the 11,775,000 shares of Orion.

How the Exchange Came About and the Money Invested in Ovale, page 13

6. We note your response to comments 6 and 7 of our letter dated November 30, 2006. Please revise your disclosure to better describe the conversion terms of the loans. Further, we note your reference to Class B shareholders of Ovale. Please provide a better description of the capital structure of Ovale including the different classes of shares, the number of shares in each class and the terms of exchange for each class.

The Second Closing, page 18

7. Please expand your disclosure to describe the material terms of the agreement.

Factors Considered, page 15

8. We note your response to our prior comment 10 to our letter dated November 30, 2006. We reissue our prior comment. Regarding the liquidation value to shareholders, please address why you rejected this alternative.

Ratification of the Board of Directors Selection of Bloom & Co LLP…, page 46

9. Please clarify your disclosure to disclose when the board began the procedure to pre-approve all audit and other services provided by your auditors.

10. Please revise to remove the references to registrant. It appears you are referring to Orion.

Security Ownership of Certain Beneficial Owners of Orion and of its Officers, page 49

11. Please confirm that your ownership tables include shares that beneficial owners may acquire or receive within 60 days.

Exhibit E: Ovale S.A. Financial Statements for the Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm, page 1

12. Your auditors reference the financial statements of International Paper Company in the opinion paragraph of their audit report. Please revise to have your auditors remove this reference and solely address the financial statements of Ovale S.A.

Notes to Financial Statements

Note 2. – Summary of Significant Account Policies

13. We note your response to our prior comment 23 and note that you have purchased additional key money in 2006 in connection with the opening of new stores. We reissue our prior comment and ask that you respond to each of the lettered points therein. Please be detailed in your response. We also note that you appear to refer to purchases of key money as "investment in goodwill" in your consolidated statements of cash flows. Please revise this description as key money does not meet the definition of goodwill per paragraph F1 of SFAS No. 142.

Exhibit F

Orion Diversified Technologies, Inc. Pro Forma Financial Statements

14.   It appears that you have presented the pro forma financial statements assuming that Ovale, SA changed its fiscal year end to April 30. As previously communicated to you in comment number 42 of our December 21, 2005 letter, your pro forma financial statements should be presented with the financial statements of Ovale as of and for the year ended December 31, 2006 since the fiscal year change has not yet been effected, along with the interim statements of Orion Diversified Technologies, Inc. as of and for the nine months ended January 31, 2007. Please revise the pro forma financial statements accordingly.

                                                          ***

        As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero, Accountant, at (202) 551-3331 or in his absence William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Martin Mushkin, Esq.